UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RUTH’S HOSPITALITY GROUP, INC.

(Name of Subject Company (issuer))

RUBY ACQUISITION CORPORATION

(Offeror)

an indirect, wholly owned subsidiary of

DARDEN RESTAURANTS, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number of Class of Securities)

Matthew R. Broad

Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Darden Restaurants, Inc.

1000 Darden Center Drive

Orlando, FL 32837

Telephone: (407) 245-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gary E. Thompson

Steven M. Haas

Hunton Andrews Kurth

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, VA 23219

Telephone: (804) 788-8787

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ruby Acquisition Corporation, a Delaware corporation (“Purchaser”), and Darden Restaurants, Inc., a Florida corporation (“Parent”), with the U.S. Securities and Exchange Commission on May 16, 2023 (as amended and together with any subsequent amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of Ruth’s Hospitality Group, Inc., a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $21.50 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 16, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is an indirect, wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9 AND ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at one minute after 11:59 p.m., New York City time, on Tuesday, June 13, 2023. The Depositary has advised Purchaser that, as of the Offer Expiration Time, 22,853,263 Shares (excluding, for the avoidance of doubt, Shares presented pursuant to guaranteed delivery procedures which have not yet been “received,” as such term is defined by Section 251(h) of the DGCL) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 71.2% of the issued and outstanding Shares as of the Offer Expiration Time. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition. As all conditions to the Offer have been satisfied or waived, Purchaser has irrevocably accepted for payment all such Shares validly tendered into and not validly withdrawn from the Offer and will promptly (and in any event within two (2) business days) after the Acceptance Time pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares validly tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, on June 14, 2023, Purchaser effected the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser merged with and into the Company, with the Company continuing as the surviving corporation. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares that are (i) held by a holder who is entitled to demand appraisal and who has (or for which the “beneficial owner” (as defined in

Section 262(a) of the DGCL) has) properly exercised appraisal rights with respect thereto in accordance with, and who has (and, to the extent applicable, for which the applicable beneficial owner has) complied with, Section 262 of the DGCL with respect to any such Shares held by such holder (the “Dissenting Company Shares”) or (ii) held by the Company as treasury stock or owned by Parent, Purchaser or any of Parent’s other subsidiaries (including Shares acquired pursuant to the Offer) was cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which we refer to as the “Merger Consideration.” Shares described in clauses (i) and (ii) above were cancelled at the effective time of the Merger and will not be exchangeable for the Merger Consideration. The Dissenting Company Shares will entitle their holders only to the rights granted to them under Section 262 of the DGCL.

Following the Merger, the Company will be delisted and will cease to be a publicly traded company. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act as promptly as practicable.

A copy of the press release issued by Parent on June 14, 2023, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(K) to the Schedule TO and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(K)	Press Release issued by Parent on June 14, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2023

DARDEN RESTAURANTS, INC.

By:	/s/ Matthew R. Broad
Matthew R. Broad
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

RUBY ACQUISITION CORPORATION

By:	/s/ Matthew R. Broad
Matthew R. Broad
President